Exhibit 10.1

ASSET AND SHARE PURCHASE AGREEMENT

dated as of

August 21, 2009

between

SPANSION LLC

and

POWERTECH TECHNOLOGY INC.

i

ii

	Section 9.07. WAIVER OF JURY TRIAL	35
	Section 9.08. Counterparts; Effectiveness	35
	Section 9.09. Entire Agreement; Mutual Drafting; Headings	36
	Section 9.10. Bulk Sales Laws	36
	Section 9.11. Severability	36
	Section 9.12. Specific Performance	36

3.	Arbitration.	1

EXHIBITS

Exhibit A	Form of Assignment and Assumption Agreement

Exhibit B	Form of Bill of Sale

Exhibit C	Form of Promissory Note

Exhibit D	Form of Supply Agreement

Exhibit E	Form of Transition Services Agreement

SCHEDULES

Schedule 1.01(a)	Designated Assets of Singapore Subsidiary

Schedule 1.01(b)	Designated Assets of Suzhou Subsidiary

Schedule 1.01(c)	Seller’s Knowledge

Schedule 1.01(d)	Subsidiary Contracts

Schedule 2.01(b)	Purchased Tangible Assets

Schedule 2.02(a)	Fixed Assets Excluded from Sale of Suzhou Subsidiary

Schedule 5.01(a)(iii)	Pre-Close Conduct Exceptions

Schedule 9.06	Dispute Resolution Procedures

Seller Disclosure Schedule

iii

ASSET AND SHARE PURCHASE AGREEMENT

This ASSET AND SHARE PURCHASE AGREEMENT (this “Agreement”) is dated as of August 21, 2009 and is entered into between Powertech Technology Inc., a company organized under the laws of the Republic of China (Taiwan) (“Buyer”), and Spansion LLC, a Delaware limited liability company (“Seller”). Each of Buyer and Seller are referred to herein as “Party” and together as the “Parties.”

RECITALS

WHEREAS, Buyer desires to purchase the equity of Spansion Holdings (Singapore) Pte. Ltd., a private limited company organized under the laws of the Republic of Singapore (“Singapore Subsidiary”), and purchase certain specified assets and assume certain specified liabilities from Seller, and Seller desires to sell the equity of Singapore Subsidiary, and sell certain specified assets and transfer certain specified liabilities to Buyer, upon the terms and subject to the conditions hereinafter set forth;

WHEREAS, in order to facilitate the transactions contemplated herein, the Parties hereto mutually desire to enter into this Agreement.

NOW THEREFORE, in consideration of the promises and of the mutual covenants and obligations set forth hereinafter, the Parties hereto agree as follows:

AGREEMENT

ARTICLE 1

DEFINITIONS

Section 1.01. Definitions. As used herein, the following terms have the following meanings:

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such other Person.

“Ancillary Agreements” means the Assignment and Assumption Agreement, the Bill of Sale, the Supply Agreement, the Transition Services Agreement and the Escrow Agreement.

“Applicable Law” means, with respect to any Person, any federal (including United States), state, local or foreign law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement enacted, adopted, promulgated or applied by a Governmental Authority that is binding upon or applicable to such Person.

“Assignment and Assumption Agreement” means the Assignment and Assumption Agreement in the form attached hereto as Exhibit A.

“Bankruptcy Court” means the United States Bankruptcy Court for the District of Delaware.

“Benefit Plans” means all employee benefit plans and other employee benefit arrangements, obligations, customs, or practices (including but not limited to a payroll practice), with respect to which any Suzhou Employee has any right to benefits or which Suzhou Subsidiary has or may have any liability (including contingent liability) to provide benefits, other than salary, as compensation for services rendered, to any Suzhou Employee, including employment agreements, severance agreements, executive compensation arrangements, incentive programs or arrangements, sick leave, annual leave, paid time off, severance pay policies, plant closing benefits, repatriation or expatriation benefits, work permits, visas, salary continuation, disability, consulting or other compensation arrangements, workers’ compensation, deferred compensation, bonus, stock option, stock appreciation, stock purchase, phantom stock or other equity right, hospitalization, medical, dental or vision benefits, life insurance, tuition reimbursement or scholarship programs, fringe benefits, cafeteria plan benefits, social insurance, housing fund contributions, and any plans or agreements providing benefits or payments to Suzhou Employees in the event of a change of control, change in ownership, or sale of a substantial portion (including all or substantially all) of the assets of Seller or Suzhou Subsidiary or to which Suzhou Subsidiary has contributed or is or was obligated to make payments or has any liability.

“Bill of Sale” means the Bill of Sale in the form attached hereto as Exhibit B.

“Branches” means the three registered branches of Suzhou Subsidiary, consisting of Spansion (China) Limited (Beijing Branch), Spansion (China) Limited (Shanghai Branch) and Spansion (China) Limited (Shenzen Branch).

“Business Day” means a day, other than Saturday, Sunday or other day on which commercial banks in San Francisco, California are authorized or required by Applicable Law to close.

“Cash Escrow Amount” means cash in the amount of Six Million U.S. Dollars ($6,000,000.00) to be deposited into a Cash Escrow Fund in accordance with Section 2.07(c) hereof.

“Closing Date” means the date of the Closing.

“Code” means the Internal Revenue Code of 1986, as amended.

“Contract” means any legally binding written contract, agreement, note, bond, indenture, mortgage, guarantee, option, lease (or sublease), license (or sublicense), sales or purchase order, warranty or commitment.

“Damages” means any damage, loss or expense (including reasonable expenses of investigation and reasonable attorneys’ fees and expenses in connection with any Proceeding whether involving a Third Party Claim or a claim solely between the Parties hereto).

“Designated Assets of Singapore Subsidiary” means the long-term investment of Singapore Subsidiary in Suzhou Subsidiary recorded on the books of the Suzhou Subsidiary as of the Closing Date as reflected in Schedule 1.01(a).

“Designated Assets of Suzhou Subsidiary” means all property, plant and equipment and other fixed assets recorded on the books of the Suzhou Subsidiary as of the Closing Date as attached in Schedule 1.01(b).

“Designated Liabilities” means all Liabilities related to Suzhou Employees.

“Environmental Laws” means any Applicable Law or any agreement with any Governmental Authority or other Person, relating to human health and safety, the environment or Hazardous Substances.

“Environmental Permits” means all permits, licenses, franchises, certificates, approvals and other similar authorizations of Governmental Authorities relating to or required by Environmental Laws and affecting, or relating in any way to, the Purchased Assets.

“Escrow Agent” means a bank or financial institution that provides escrow services acceptable to Buyer and Seller.

“Escrow Agreement” means the Escrow Agreement by and among Seller, Buyer and the Escrow Agent in the form to be mutually and reasonably agreed upon by the Parties.

“GAAP” means generally accepted accounting principles in the People’s Republic of China.

“Governmental Authority” means any transnational, domestic or foreign, federal, state or local governmental authority, department, court, agency or official, including any political subdivision thereof.

“Hazardous Substance” means any pollutant or contaminant or any toxic, radioactive, ignitable, corrosive, reactive or otherwise hazardous substance, or any substance having any constituent elements displaying any of the foregoing characteristics, including petroleum, its derivatives, by-products and other hydrocarbons, and any substance regulated under any Environmental Law.

“Indebtedness” of any Person means all obligations of such Person (i) for borrowed money, (ii) evidenced by notes, bonds, debentures or similar instruments, (iii) for the deferred purchase price of goods or services (other than trade payables or accruals incurred in the ordinary course of business), (iv) under capital leases and (v) in the nature of a guarantee of any of the obligations described in clauses (i) through (iv) above of any other Person.

“knowledge of Seller,” “Seller’s knowledge” or any other similar knowledge qualification in this Agreement means to the actual knowledge of the persons in the positions listed on Schedule 1.01(c).

“Liability” means all Indebtedness, obligations and other liabilities of a Person, whether absolute or contingent (or based upon any contingency), known or unknown, fixed or otherwise, due or to become due, whether or not accrued or paid, and whether required or not required to be reflected in financial statements under GAAP.

“Lien” means, with respect to any property or asset, claims, mortgages, liens, security interest, conditional sales obligations, leases, encumbrances and other restrictions of any kind in respect of such property or asset.

“Material Adverse Effect” means any change, circumstance, event or effect that (i) is, or is reasonably likely to be, materially adverse to the Purchased Assets or the Assumed Liabilities, in each case taken as a whole, provided that none of the following shall be deemed, either alone, or in combination, to constitute a Material Adverse Effect: any change, circumstance, event or effect resulting from or arising out of (A) the public announcement of this Agreement or the Ancillary Agreements or the pendency of the transactions contemplated hereby or thereby; (B) the performance by Seller or it Affiliates of obligations pursuant to this Agreement or the Ancillary Agreements; (C) changes in economic, regulatory or political conditions generally; (D) general conditions in the industry in which the business of Seller or Buyer is conducted; (E) changes related to the Excluded Assets or Excluded Liabilities; or (F) changes in GAAP or Applicable Law or (ii) impairs the ability of Seller to consummate, or prevents or delays or alters, the transactions contemplated by this Agreement.

“Net Assets” of Singapore Subsidiary or Suzhou Subsidiary, as the case may be, shall mean (i) the assets (excluding Excluded Assets and Designated Assets of Singapore Subsidiary or Designated Assets of Suzhou Subsidiary, as the case may be) on a consolidated basis, minus (ii) the Liabilities of such Subsidiary (excluding Excluded Liabilities and Designated Liabilities of such Subsidiary) on a consolidated basis, each calculated in accordance with GAAP.

“Permitted Liens” means (i) Liens for Taxes that are not yet delinquent or are being contested in good faith or (ii) mechanic’s, materialman’s, carrier’s, repairer’s and other similar Liens arising or incurred in the ordinary course of business or that are not yet due and payable or are being contested in good faith.

“Person” means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

“Pre-Closing Tax Period” means (i) any tax period ending on or before the Closing Date and (ii) with respect to a tax period that commences before but ends after the Closing Date, the portion of such period up to and including the Closing Date.

“Proceeding” means any action, suit, investigation, litigation, arbitration, proceeding (including any civil, criminal, administrative or appellate proceeding) or hearing commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Authority or any arbitrator or arbitration panel.

“Promissory Note” means the secured promissory note in the form attached as Exhibit C to be issued in favor of Seller for an amount of equal to the Purchase Price less the Cash Escrow Amount.

“Purchase Price Adjustment Statement” means Seller’s statement of the Singapore Estimated Net Assets Amount and the Suzhou Estimated Net Assets Amount, in each case as of the Closing Date, which Purchase Price Adjustment Statement shall be delivered to Buyer pursuant to Section 2.05 hereof.

“Sale Order” means the order of the Bankruptcy Court authorizing the sale of the Purchased Assets and the assumption of the Assumed Liabilities pursuant to this Agreement.

“Securities Act” means the Securities Act of 1933, as amended.

“Seller Disclosure Schedule” means the disclosure schedule and schedule of exceptions delivered by Seller to Buyer pursuant to and as of the date of this Agreement.

“Singapore Estimated Net Assets Amount” shall mean the Net Assets of Singapore Subsidiary as of the Closing Date as reflected on the Purchase Price Adjustment Statement.

“Subsidiary” means, with respect to any Person, any corporation, limited liability company, partnership or other entity or organization of which such Person (either alone or through or together with any other Subsidiary of such Person), owns, directly or indirectly, a majority of the stock or other equity interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions of such entity or organization.

“Subsidiary Contracts” means the contracts to which Singapore Subsidiary or Suzhou Subsidiary are a party and listed on Schedule 1.01(d).

“Supply Agreement” means the Supply Agreement in the form attached hereto as Exhibit D.

“Suzhou Employees” means the individuals employed by Suzhou Subsidiary as of immediately prior to the Closing.

“Suzhou Financials” means the unaudited balance sheet of Suzhou Subsidiary as of July 31, 2009.

“Suzhou Subsidiary” means Spansion (China) Limited, a wholly foreign-owned enterprise organized under the laws of the People’s Republic of China.

“Suzhou Estimated Net Assets Amount” shall mean the Net Assets of Suzhou Subsidiary as of the Closing Date as reflected on the Purchase Price Adjustment Statement, provided, however, that in calculating Net Assets, cash shall only be included in such calculation to the extent that cash as of such date exceeds US$4,240,000.

“Tax” means any federal, state, local or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, capital stock, franchise, profits, withholding, social security, unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, or other tax, including any interest, penalty, or addition thereto imposed by any Governmental Authority (a “Taxing Authority”) responsible for the imposition of any such tax (domestic or foreign).

“Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Transition Services Agreement” means the Transition Services Agreement in the form attached hereto as Exhibit E.

In addition, each of the following terms is defined in the Section set forth opposite such term:

Term	Section
Agreement	Preamble
Allocation	2.06(b)
Apportioned Obligations	5.08(d)
Assigned Books and Records	2.01(c)
Assumed Liabilities	2.03
Buyer	Preamble
Buyer Indemnitee	7.02(b)
Cash Escrow Fund	2.07(c)
Claim	7.03(a)
Claim Dispute Notice	7.03(b)
Closing	2.07
Closing Balance Sheets	2.05(b)
Confidentiality Agreement	5.05
Escrow Expiration Date	7.01
Escrow Period	7.02(e)
Excluded Assets	2.02
Excluded Liabilities	2.04
Indemnified Party	7.03(a)
Indemnifying Party	7.03(a)
Installment Payment	2.07(d)
Officer’s Claim Certificate	7.03(a)
Party	Preamble
Post-Closing Tax Period	5.08(d)
Purchase Price	2.05(a)
Purchase Price Cap	7.02(b)
Purchased Assets	2.01
Purchased Tangible Assets	2.01(b)
Seller	Preamble
Seller Indemnitee	7.02(c)
Share Escrow Fund	2.07(b)
Share Escrow Fund Distribution Date	7.02(f)
Singapore Closing Balance Sheet	2.05(b)
Singapore Final Net Assets Amount	2.05(c)
Singapore Subsidiary	Recitals
Singapore Subsidiary Shares	3.06(a)
Suzhou Closing Balance Sheet	2.05(b)
Suzhou Final Net Assets Amount	2.05(c)
Suzhou Subsidiary Shares	3.06(b)
Termination Date	8.01(b)
Third Party Claim	7.04(a)
Transfer Taxes	5.08(e)
Warranty Breach	7.02(b)
Warrant Breach Cap	7.02(b)

Section 1.02. Other Definitional and Interpretative Provisions. The words “hereof”, “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. References to Articles, Sections, Exhibits and Schedules are to Articles, Sections, Exhibits and Schedules of this Agreement unless otherwise specified. All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein, shall have the meaning as defined in this Agreement. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”, whether or not they are in fact followed by those words or words of like import. “Writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. References to any agreement or contract are to that agreement or contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof. References to any Person include the successors and permitted assigns of that Person. References from or through any date mean, unless otherwise specified, from and including or through and including, respectively. References to “law”, “laws” or to a particular statute or law shall be deemed also to include any and all Applicable Law.

ARTICLE 2

PURCHASE AND SALE

Section 2.01. Purchase and Sale. Except as otherwise provided herein, upon the terms and subject to the conditions of this Agreement, at the Closing, Buyer agrees to purchase, acquire and accept from Seller and Seller agrees to sell, convey, transfer, assign and deliver, or cause to be sold, conveyed, transferred, assigned and delivered, to Buyer or a designated Subsidiary of Buyer, free and clear of all Liens, other than Permitted Liens, all of Seller’s right, title and interest in, to and under the following as the same shall exist as of Closing (the “Purchased Assets”):

(a) the Singapore Subsidiary Shares as evidenced by certificates for such shares duly endorsed or accompanied by stock powers duly endorsed in blank, with any required transfer stamps affixed thereto;

(b) all tangible personal property, assets and interests therein listed on Schedule 2.01(b) (the “Purchased Tangible Assets”), it being understood that the fixed assets of the Suzhou Subsidiary which are included in the scope of assets to be sold and transferred to Buyer pursuant to this Agreement shall include all fixed assets of the Suzhou Subsidiary except those fixed assets listed on Schedule 2.02(a); and

(c) all data, records, files, corporate records, registration records, minute books, constituent documents, financial records and books, permits or licenses from Governmental Authorities and other documentation primarily related to the Purchased Assets, Singapore Subsidiary and Suzhou Subsidiary or necessary for Seller’s ownership, maintenance, use and/or exploitation of the Purchased Assets, Singapore Subsidiary or Suzhou Subsidiary up until the Closing Date including: (A) material studies, reports, correspondence and other similar material documents and records primarily related to the Purchased Assets, Singapore Subsidiary and Suzhou Subsidiary, whether in electronic form or otherwise; and (B) to the extent required under Applicable Law, copies of personnel records of Suzhou Employees employed by Suzhou Subsidiary and employees of Singapore Subsidiary employed by Singapore Subsidiary immediately prior to the Closing; provided, however, that (1) with respect to any such books and records that also relate to or are also required for the operation of the Excluded Assets and businesses retained by Seller, Seller may retain the originals of such books and records and deliver copies thereof to Buyer, (2) with respect to Tax Returns, Purchased Assets shall include only copies of Tax Returns required to be disclosed or shared pursuant to this Agreement, and (3) such data, records, files and other documentation shall not include any technical documentation, bills of material or any other tangible or intangible representation of the intellectual property or technology of Seller (the “Assigned Books and Records”).

Section 2.02. Excluded Assets. Buyer expressly understands and agrees that it is not purchasing or acquiring any assets or properties of Seller other than the Purchased Assets (the “Excluded Assets”), and all such assets and properties shall be excluded from the Purchased Assets, including the following assets and properties of Seller:

(a) the fixed assets of Suzhou Subsidiary listed on Schedule 2.02(a);

(b) insurance policies relating to the Purchased Assets and all claims, credits, causes of action or rights thereunder;

(c) all of the intellectual property and technology of Seller and its Subsidiaries;

(d) all books, records, files and papers (including personnel records) other than Assigned Books and Records, as well as all minute books and corporate records, of Seller and its Affiliates (other than Singapore Subsidiary and Suzhou Subsidiary); and

(e) any refunds, credits, carryforwards or benefits (or rights thereto) relating to Taxes that constitute Excluded Liabilities.

Section 2.03. Assumed Liabilities. Upon the terms and subject to the conditions of this Agreement, Buyer agrees, effective at the time of the Closing, to assume all Liabilities of Seller relating to or arising out of the Purchased Assets (the “Assumed Liabilities”), other than the Excluded Liabilities, including the following:

(a) all Liabilities that arise out of Buyer’s (or any of its Affiliates’) ownership or operation of Singapore Subsidiary, Suzhou Subsidiary, the Branches or the Purchased Assets (and related to periods) after the Closing, including all Liabilities arising out of any Proceeding relating to the Purchased Assets;

(b) all Liabilities of Singapore Subsidiary and Suzhou Subsidiary;

(c) all Liabilities for Taxes for which Buyer is liable pursuant to Sections 5.08(b) and 5.08(c); and

(d) all Liabilities of the Benefit Plans with respect to Suzhou Employees.

Section 2.04. Excluded Liabilities. Notwithstanding any provision in this Agreement to the contrary, Buyer is assuming only the Assumed Liabilities and is not assuming any other Liability of Seller, including the following (the “Excluded Liabilities”):

(a) all Liabilities relating to Excluded Assets (other than Assumed Liabilities set forth in Section 2.03(b));

(b) all Liabilities that arise out of Seller’s ownership or operation of Singapore Subsidiary, Suzhou Subsidiary and the Purchased Assets (and related to periods) prior to the Closing (other than Assumed Liabilities set forth in Section 2.03(d) hereof);

(c) all Liabilities of Seller or any of its Subsidiaries under or directly related to any Environmental Law or Environmental Permit applicable to the Purchased Assets as conducted by Seller prior to the Closing; and

(d) except for Apportioned Obligations specifically allocated to Buyer pursuant to Section 5.08(d) and Transfer Taxes specifically assumed by Buyer pursuant to Section 5.08(e), any Liability with respect to Taxes of Seller and any Liability with respect to Taxes of Singapore Subsidiary, Suzhou Subsidiary, the Branches or the Purchased Assets with respect to any Pre-Closing Tax Period. For purposes of this Section 2.04(d), for any Liabilities for Taxes imposed on a periodic basis for any Tax period which includes (but does not end on) the Closing Date, the portion of any such Taxes that relates to the portion of any such Tax period ending on the Closing Date shall (i) in the case of any Taxes other than Taxes based upon or related to income or receipts, be deemed to be the amount of such Tax for the entire Tax period multiplied by a fraction the numerator of which is the number of days in the Tax period ending on the Closing Date and the denominator of which is the number of days in the entire Tax period, and (ii) in the case of any Tax based upon or related to income or receipts, be deemed equal to the amount which would by payable if the relevant Tax period ended on the Closing Date.

Section 2.05. Purchase Price; Purchase Price Adjustment.

(a) The purchase price for the Purchased Assets (the “Purchase Price”) shall be the aggregate sum of (1) Thirty-Five Million U.S. Dollars ($35,000,000) plus (2) the Singapore Estimated Net Assets Amount plus (3) the Suzhou Estimated Net Assets Amount, in the case of (2) and (3) as reflected on the Purchase Price Adjustment Statement delivered by Seller to Buyer not less than one (1) Business Day prior to the Closing Date, as adjusted herein. The Purchase Price payable by Buyer shall consist of (i) the Cash Escrow Amount and (ii) the amount of the Promissory Note.

(b) Within thirty days of the Closing, Buyer shall prepare and deliver to Seller the balance sheets, each prepared in accordance with GAAP, of Singapore Subsidiary (the “Singapore Closing Balance Sheet”) and Suzhou Subsidiary (“Suzhou Closing Balance Sheet” and together with the Singapore Closing Balance Sheet, the “Closing Balance Sheets”), setting forth Buyer’s calculation of the Singapore Estimated Net Assets Amount and the Suzhou Estimated Net Assets Amount and any differences from or adjustments to the Singapore Estimated Net Assets Amount and the Suzhou Estimated Net Assets Amount set forth on the Purchase Price Adjustment Statement. Seller shall have thirty (30) days from the receipt of the Closing Balance Sheets to review and confirm that such Closing Balance Sheet balance sheet has been prepared in accordance with GAAP. During such thirty-day period, Seller shall have on-site access at all reasonable times to the personnel, properties, books, records, schedules and analyses of Buyer, Singapore Subsidiary or Suzhou Subsidiary and to the working papers of the Buyer relating to the preparation of the Closing Balance Sheets to the extent reasonably required to complete its review of the Closing Balance Sheets. Buyer shall cooperate with Seller in completing the review referred to above.

(c) Unless Seller objects in writing within such thirty-day period, which writing shall set forth Seller’s calculation of Singapore Estimated Net Assets Amount and Suzhou Estimated Net Assets Amount, Buyer’s calculation of such amounts shall constitute the “Singapore Final Net Assets Amount” and the “Suzhou Final Assets Amount.” In the event Seller make such objection within such thirty-day period, the Parties agree to use their commercially reasonable efforts to resolve the dispute. In the event such dispute is not resolved within thirty (30) calendar days, Deloitte & Touche LLP shall be engaged to resolve the dispute. In resolving any dispute, the independent accounting firm shall be charged with the task of determining if the Closing Balance Sheet(s) in dispute were prepared in accordance with this Section 2.05. The Parties hereby agree that the results of such independent accounting firm shall be conclusive and binding on each of them, and the final determination of the Closing Balance Sheet(s) and the Singapore Final Net Assets Amount and/or the Suzhou Final Net Assets Amount, as applicable, as approved by such firm shall prevail. The Party whose calculation of the Singapore Final Net Assets Amount and the Suzhou Final Net Assets Amount differs the most from such amounts as conclusively determined by such accounting firm, shall be solely responsible for the fees and disbursements of such accounting firm.

(d) On the date upon which the Singapore Final Net Assets Amount and/or the Suzhou Final Net Assets Amount is finally determined in accordance with this Section 2.05, the Purchase Price shall be adjusted as follows:

(i) in the event that the Singapore Final Net Assets Amount is greater than the Singapore Estimated Net Assets Amount (such excess being referred to herein as a “Net Assets Excess Amount”), Buyer shall promptly pay to Seller the Net Assets Excess Amount;

(ii) in the event that the Suzhou Final Net Assets Amount is greater than the Suzhou Estimated Net Assets Amount, Buyer shall promptly pay to Seller such Net Assets Excess Amount;

(iii) in the event that the Singapore Final Net Assets Amount is less than the Singapore Estimated Net Assets Amount (such excess being referred to herein as a “Net Assets Shortfall Amount”), Seller shall promptly pay to Buyer the Net Assets Shortfall Amount;

(iv) in the event that the Suzhou Final Net Assets Amount is less than the Suzhou Estimated Net Assets Amount, Seller shall promptly pay to Buyer such Net Assets Shortfall Amount.

Any Net Assets Excess Amount and any Net Assets Shortfall Amount may be offset against each other so that the Parties can settle the Purchase Price Adjustment in one transaction payment. The Parties agree that to the extent there is a Net Assets Shortfall Amount (taking into account any offset of a Net Assets Excess Amount) that results in a payment being owed by Seller to Buyer, such payment shall be first made from the Cash Escrow Fund and then directly from Seller. To the extent there is a Net Assets Excess Amount (taking into account any offset of a Net Assets Shortfall Amount), Buyer shall promptly wire cash in immediately available funds in such amount.

Section 2.06. Allocation of Purchase Price. With respect to the acquisition of the Purchased Assets, as soon as practicable after the Closing, Seller shall deliver to Buyer an allocation of the Purchase Price (plus Assumed Liabilities to the extent properly taken into account under the Code and the Treasury Regulations) among the Purchased Assets in accordance with Section 1060 of the Code and the Treasury Regulations thereunder (and any similar provision of state, local or foreign law, as appropriate) (the “Allocation”) for Buyer’s approval, which approval shall not be unreasonably withheld. Seller and Buyer shall work in good faith to resolve any disputes relating to the Allocation. In the event that the Parties cannot agree on a mutually satisfactory Allocation within thirty (30) calendar days after Seller’s delivery of the Allocation to Buyer, Deloitte & Touche LLP shall, at the joint expense of Buyer and Seller, determine the appropriate Allocation, which determination shall be binding on the Parties. Once Buyer and Seller are in agreement on the Allocation, Buyer and Seller shall (i) act in accordance with the Allocation in the preparation of all financial statements and the filing of all Tax Returns (including, without limitation, in the filing of Form 8594 with their United States federal income Tax Return for the taxable year that includes the Closing Date) and in the course of any Tax audit, Tax review or Tax litigation relating thereto and (ii) take no position and cause their Affiliates to take no position inconsistent with the Allocation for all Tax purposes, unless otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code (or any similar provision of any local, state or foreign Tax law). Not later than thirty calendar days prior to the filing of their respective Forms 8594 relating to this transaction, each Party shall deliver to the other Party a copy of its Form 8594. To the extent required by Applicable Law, the Allocation shall be revised to reflect any adjustment of the Purchase Price pursuant to this Agreement.

Section 2.07. Closing.

(a) Subject to the satisfaction of the conditions set forth in Article 6 (or the waiver thereof by the Party entitled to waive that condition), the closing (the “Closing”) of the purchase and sale of the Purchased Assets and the assumption of the Assumed Liabilities provided for in this Article 2 shall take place at the offices of Latham & Watkins LLP, 140 Scott Drive, Menlo Park, CA 94025, as soon as possible, but in no event later than two Business Days, after satisfaction or waiver of the conditions set forth in Article 6 (other than conditions that by their nature are to be satisfied at the Closing), or at such other time or place as Buyer and Seller may agree.

(b) At the Closing: (i) Buyer shall deliver to Seller the Promissory Note; (ii) Seller shall deliver to the Escrow Agent the Singapore Subsidiary Shares for deposit with the Escrow Agent (such deposit, the “Share Escrow Fund”); (iii) Seller shall sell, transfer, assign, convey and deliver to Buyer the Purchased Assets being acquired by Buyer (other than the Singapore Subsidiary Shares); and (iv) the Parties hereby agree to deliver at the Closing such documents, certificates of officers and other instruments as are set forth in Article 6 hereof and as may reasonably be required to effect the transfer by Seller of the Purchased Assets (other than the Singapore Subsidiary Shares) and Assumed Liabilities pursuant to and as contemplated by this Agreement, as well as effect the other transactions contemplated hereby and pursuant to the Ancillary Agreements.

(c) Within two (2) Business Days of Buyer’s obtaining the requisite investment approval from the Investment Commission of the Ministry of Economic Affairs of the Republic of China (Taiwan), Buyer shall deliver to the Escrow Agent the Cash Escrow Amount for deposit with the Escrow Agent (such deposit, the “Cash Escrow Fund”).

(d) Pursuant to the terms of the Promissory Note, Buyer shall pay to Seller to the bank account designated by Seller in writing the balance of the Purchase Price (less the Cash Escrow Amount) in three equal installment no later than the 60th, 120th and 180th day, respectively, after the Closing Date (each payment, an “Installment Payment”).

Section 2.08. Further Assurances. Buyer and Seller each hereby agree, without further consideration, to execute and deliver, following the Closing, and to cause their Affiliates to execute and deliver as applicable, such other instruments of transfer and take such other action as Buyer or its counsel may reasonably request in order to transfer to Buyer or its designated Subsidiary title to the Purchased Assets in accordance with this Agreement. Buyer hereby agrees, without further consideration, to take such other action following the Closing and execute and deliver such other documents as Seller or its counsel may reasonably request in order to consummate the transactions contemplated by this Agreement and the Ancillary Agreements.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF SELLER

Except as set forth in the Seller Disclosure Schedule, Seller hereby makes the following representations and warranties to Buyer. The Parties agree that the disclosure of any fact or item (i) in a particular section of the Seller Disclosure Schedule shall only be deemed to be disclosure with respect to (A) the representations and warranties of Seller that are contained in the corresponding section of this Agreement and (B) any other representation or warranty of Seller that is contained in this Agreement, but only if the relevance of such disclosure to such representation or warranty is reasonably apparent on its face and (ii) shall not be deemed to constitute an acknowledgment that such matter or item is required to be disclosed therein, and the mere inclusion of an item in the Seller Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item has a Material Adverse Effect.

Section 3.01. Corporate Existence and Power. Each of Seller, Singapore Subsidiary and Suzhou Subsidiary (i) are entities that are duly formed, validly existing and in good standing under the laws of their respective jurisdictions of formation and (ii) have all corporate powers and all governmental licenses, authorizations, permits, consents and approvals required to carry on their respective businesses as now conducted.

Section 3.02. Corporate Authorization. The execution, delivery and performance by Seller of this Agreement, the Ancillary Agreements and the consummation of the transactions contemplated hereby and thereby are within Seller’s corporate powers and have been duly authorized by all necessary corporate action on the part of Seller. This Agreement has been, and each Ancillary Agreement to which Seller is a party will be, duly and validly executed and (assuming the due authorization, execution and delivery by the other parties hereto and thereto) following the approval of this Agreement and the transactions contemplated hereby by the Bankruptcy Court pursuant to the Sale Order, this Agreement constitutes, and each of the Ancillary Agreements when executed will constitute, a valid and binding agreement of Seller, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally, and subject to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or in equity).

Section 3.03. Governmental Authorization. Except for the approval of the Bankruptcy Court pursuant to the Sale Order, the execution, delivery and performance by Seller of this Agreement and the Ancillary Agreements and the consummation of the transactions contemplated hereby and thereby require no material action by or in respect of, or material filing with, any Governmental Authority.

Section 3.04. Noncontravention. The execution, delivery and performance by Seller of this Agreement and the Ancillary Agreements and the consummation of the transactions contemplated hereby and thereby do not and will not (i) violate the certificate of incorporation, bylaws or similar governing documents of Seller, Singapore Subsidiary or Suzhou Subsidiary, (ii) subject to the approval of the Bankruptcy Court pursuant to the Sale Order, materially violate any Applicable Law applicable to Seller, Singapore Subsidiary, Suzhou Subsidiary or the Purchased Assets, (iii) constitute a material default under or give rise to any right of termination, cancellation or acceleration of any right or obligation or to a loss of any material benefit relating to the Purchased Assets to which Seller, Singapore Subsidiary or Suzhou Subsidiary is entitled under any provision of any material agreement or other instrument binding upon Seller, Singapore Subsidiary or Suzhou Subsidiary or (iv) subject to the approval of the Bankruptcy Court pursuant to the Sale Order, result in the creation or imposition of any Lien on any Purchased Asset, except for Permitted Liens.

Section 3.05. Required Consents. Section 3.05 of the Seller Disclosure Schedule sets forth each written agreement or other instrument binding upon Seller or the Purchased Assets requiring a material consent or other material action by any Person as a result of the execution, delivery and performance of this Agreement and the Ancillary Agreements. Seller is not in default under or in violation of any provisions of its certificate of formation or in material default or material violation of any restriction, lease or other obligation relating to or affecting the Purchased Assets or the operation of the businesses of Singapore Subsidiary or Suzhou Subsidiary to which they are bound or to which any of the Purchased Assets are subject.

Section 3.06. Condition of the Purchased Assets; Title.

(a) All of the issued share capital of Singapore Subsidiary consists of one hundred two thousand nine hundred ninety five (102,995) ordinary shares (the “Singapore Subsidiary Shares”), all of which were duly authorized, validly issued, fully paid and nonassessable, and are directly owned by Seller. There are no outstanding subscriptions, options, convertible securities, warrants, calls or rights of any kind (issued or granted by, or binding upon Seller or Singapore Subsidiary) to purchase or otherwise acquire any security of or equity interest in Singapore Subsidiary. Seller is the record and beneficial owner of the Singapore Subsidiary Shares, free and clear of any Lien and any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of the Singapore Subsidiary Shares), and will transfer and deliver to Buyer at the Closing valid title to the Singapore Subsidiary Shares free and clear of any Liens except for restrictions imposed by Applicable Law.

(b) All of the registered capital of Suzhou Subsidiary (the “Suzhou Subsidiary Shares”) was duly authorized, validly issued, fully paid and nonassessable and is directly owned by Singapore Subsidiary. There are no outstanding subscriptions, options, convertible securities, warrants, calls or rights of any kind (issued or granted by, or binding upon Seller, Singapore Subsidiary or Suzhou Subsidiary) to purchase or otherwise acquire any security of or equity interest in Suzhou Subsidiary.

(c) Seller owns, is in possession of, and has good and marketable title to each of the Purchased Assets that it purports to own, in each case free and clear of all Liens other than Permitted Liens.

Section 3.07. Suzhou Financials; No Undisclosed Liabilities.

(a) Section 3.07 of the Seller Disclosure Schedule sets forth a correct copy of the Suzhou Financials. Suzhou Subsidiary does not have any Liability which is not adequately reflected in the Suzhou Financials, except for a Liability that has been incurred since the date of the Suzhou Financials in the ordinary course of business.

(b) Neither Seller nor any of its Subsidiaries (other than Suzhou Subsidiary) has any Liability or Indebtedness related to the Purchased Assets or the Assumed Liabilities other than (i) Excluded Liabilities or (ii) Liabilities that are fully reflected in, reserved against or otherwise detailed in the Suzhou Financials or the notes thereto.

Section 3.08. Subsidiary Contracts.

(a) Section 3.08 of the Seller Disclosure Schedule contains a complete list of:

(i) each Subsidiary Contract in excess of RMB 500,000 that is not terminable by Singapore Subsidiary or Suzhou Subsidiary, as applicable, upon 30 calendar days (or less) notice by party without penalty or obligation to make any payment based on such termination;

(ii) each other Subsidiary Contract that contains or provides for:

(A) any agreement for the purchase or license of services or other assets providing for either (i) annual payments by Singapore Subsidiary or Suzhou Subsidiary, as applicable, of RMB 250,000 or more or (ii) aggregate payments by Singapore Subsidiary or Suzhou Subsidiary, as applicable, of RMB 250,000 or more;

(B) any partnership, joint venture or other similar agreement or arrangement;

(C) any agreement relating to the acquisition or disposition of any material business (whether by merger, sale of stock, sale of assets or otherwise);

(D) any agreement relating to Indebtedness; or

(E) any agreement that limits the freedom of Singapore Subsidiary or Suzhou Subsidiary to compete in any line of business or with any Person or in any area.

(b) Each Subsidiary Contract is a valid and binding agreement of Singapore Subsidiary or Suzhou Subsidiary, as applicable, and is in full force and effect (subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies) in all material respects, and none of Singapore Subsidiary or Suzhou Subsidiary or, to the knowledge of Seller, any other party thereto is in material default or material breach under the terms of any such Subsidiary Contract.

Section 3.09. Litigation. There is no Proceeding pending against, or to the knowledge of Seller, threatened against, relating to or affecting, the Purchased Assets, Singapore Subsidiary or Suzhou Subsidiary as currently conducted, whether relating to third party product liability claims, intellectual property infringement claims or otherwise. Seller is not in material default with respect to any order, writ, injunction or decree of any Governmental Authority applicable to the Purchased Assets or Singapore Subsidiary or Suzhou Subsidiary. There is no pending or, to the knowledge of Seller, threatened action or Proceeding which questions the validity of this Agreement or would prevent Buyer or Seller from performing any of their material obligations hereunder or under any Ancillary Agreements.

Section 3.10. Compliance with Laws. Seller is not in material violation of any Applicable Law relating to the Purchased Assets. Neither Singapore Subsidiary or Suzhou Subsidiary is in material violation of any Applicable Law. All material permits, licenses, authorizations and approvals required to be secured under Applicable Law for the business operation of Singapore Subsidiary or Suzhou Subsidiary as currently conducted have been secured by Seller and its Subsidiaries and are valid and in full force and effect.

Section 3.11. Insurance Coverage. Section 3.11 of the Seller Disclosure Schedule contains a list of all material claims with respect to the Purchased Assets (including for purposes of this Section 3.11, the assets owned by Singapore Subsidiary or Suzhou Subsidiary) or the Assumed Liabilities made under any Seller insurance policies in the two years immediately preceding the date of this Agreement. Seller has not received notice that any insurer under any policy is denying, disputing or questioning liability with respect to any such claim or defending under a reservation of rights clause. Seller has maintained all current insurance policies with respect to the Purchased Assets and such policies are in full force and effect. All premiums payable under all such policies have been timely paid and Seller has otherwise complied with the terms and conditions of all such policies in all material respects.

Section 3.12. Affiliate Transactions. No Purchased Asset or Assumed Liability relates to any Contract or Liability between Seller or any of its Subsidiaries, on the one hand, and (A) any current or former officer, director, stockholder or, to Seller’s knowledge, any Affiliate or associate of Seller or (B) any Person who, to Seller’s knowledge, is an associate of any such officer, director, stockholder or Affiliate, on the other hand.

Section 3.13. Finders’ Fees. There is no investment banker, broker, finder or other intermediary which has been retained by or is authorized to act on behalf of Seller who might be entitled to any fee or commission in connection with the transactions contemplated by this Agreement that may be payable by Buyer.

Section 3.14. Employees.

(a) Section 3.14(a) of the Seller Disclosure Schedule sets forth a true and complete list of the Suzhou Employees to whom Seller intends to offer transfer employment, or who will otherwise be terminated by Suzhou Subsidiary prior to or on the Closing Date.

(b) Section 3.14(b) of the Seller Disclosure Schedule contains a complete and accurate list of each Benefit Plan.

(c) Each Benefit Plan has been administered in accordance with its terms and in compliance with the requirements prescribed by any and all statutes, rules and regulations, and Suzhou Subsidiary has performed all material obligations required by it to be performed under such Benefit Plan, is not in material default under or violation of, and to Seller’s knowledge there is no material default or violation by any other party to, any Benefit Plan. There are no material controversies pending or, to the knowledge of Seller, threatened between Suzhou Subsidiary and any Suzhou Employee and there are no unfair labor practice complaints pending against Suzhou Subsidiary.

(d) Except as expressly provided in this Agreement, the consummation of the transactions contemplated by this Agreement will not (i) entitle any Suzhou Employee to severance benefits or any other payment (including unemployment compensation, golden parachute, bonus or benefits under any Benefit Plan), or (ii) accelerate the time of payment or vesting of any such benefits or increase the amount of compensation due any such Suzhou Employee.

(e) Suzhou Subsidiary has no obligation to provide, nor has it made any commitment to provide or communicated any intent to provide, any Suzhou employee with any benefits over and above those benefits provided under the Benefit Plans or as required to be provided to employees in accordance with Applicable Law.

Section 3.15. Environmental Compliance.

(a)(i) No notice, notification, demand, request for information, citation, summons or order has been received by Seller with respect to the Purchased Assets or the business operations of Singapore Subsidiary or Suzhou Subsidiary, (ii) to Seller’s knowledge, no complaint has been filed against Seller, Singapore Subsidiary or Suzhou Subsidiary with respect to the Purchased Assets, Singapore Subsidiary or Suzhou Subsidiary, (iii) no penalty has been assessed against Seller, Singapore Subsidiary or Suzhou Subsidiary with respect to the Purchased Assets, Singapore Subsidiary or Suzhou Subsidiary, (iv) no Proceeding is pending or, to Seller’s knowledge, is threatened against Seller, Singapore Subsidiary or Suzhou Subsidiary with respect to the Purchased Assets, Singapore Subsidiary or Suzhou Subsidiary that, in the case of each of clauses “(i)” through “(iv),” relates to or arises out of any Environmental Law; and

(i) there are no material liabilities or material obligations related to the Purchased Assets, Singapore Subsidiary or Suzhou Subsidiary of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise arising under or relating to any Environmental Law or any Hazardous Substance and, to Seller’s knowledge, there is no condition, situation or set of circumstances that would reasonably be expected to result in or be the basis for any such material liability or material obligation.

(b) For purposes of this Section 3.15, the term “Seller” shall include any entity that is, in whole or in part, a predecessor of Seller or its Subsidiaries.

Section 3.16. Tax Matters.

(a)(i) All material Tax Returns required to be filed through the date hereof with respect to Singapore Subsidiary, Suzhou Subsidiary or the Purchased Assets, have been timely filed, taking into account any extension of time to file that has been granted to, or obtained by or on behalf of, Seller, Singapore Subsidiary or Suzhou Subsidiary, (ii) such Tax Returns filed are complete and accurate in all material respects, (iii) all Taxes shown to be payable on such Tax Returns have been paid and (iv) there are no Liens for Taxes (other than Permitted Liens) on the Singapore Subsidiary Shares, the outstanding shares of Suzhou Subsidiary or any of the Purchased Assets.

(b) No deficiency for Taxes with respect to Singapore Subsidiary, Suzhou Subsidiary or the Purchased Assets has been claimed, proposed or assessed in writing by any Taxing Authority, which deficiency has not yet been settled or resolved, except for such deficiencies which (i) are being contested in good faith or (ii) with respect to which the failure to pay would not have a Material Adverse Effect.

Section 3.17. Product Liability. All products manufactured, processed, modified, sold or distributed by Suzhou Subsidiary at all times prior to Closing were at the time of sale in compliance in all material respects with all express representations, warranties and guarantees, made by Seller and Suzhou Subsidiary in respect thereof, and all Applicable Laws of all jurisdictions where Seller and Suzhou Subsidiary sold such products.

Section 3.18. Intellectual Property. Except as disclosed in reports filed by Seller with the United States Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended, on or prior to the date of this Agreement, none of Seller, Singapore Subsidiary or Suzhou Subsidiary has received any notice alleging, and otherwise has no knowledge of the alleged infringement or misappropriation of any intellectual property rights of third parties by Singapore Subsidiary or Suzhou Subsidiary.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer makes the following representations and warranties to Seller:

Section 4.01. Corporate Existence and Power. Buyer and its designated Subsidiary are companies duly incorporated, validly existing and in good standing under the laws of Republic of China (Taiwan) and British Virgin Islands, respectively, and has all corporate powers and all material governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted.

Section 4.02. Corporate Authorization. The execution, delivery and performance by Buyer of this Agreement and the Ancillary Agreements and the consummation of the transactions contemplated hereby and thereby are within the corporate powers of Buyer and have been duly authorized by all necessary corporate action on the part of Buyer. This Agreement constitutes, and each Ancillary Agreement to which Buyer is a party when executed by Buyer will constitute, a valid and binding agreement of Buyer, subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

Section 4.03. Governmental Authorization. The execution, delivery and performance by Buyer of this Agreement and the Ancillary Agreements and the consummation of the transactions contemplated hereby and thereby require no material action by or in respect of, or material filing with, any Governmental Authority.

Section 4.04. Noncontravention. The execution, delivery and performance by Buyer of this Agreement and the Ancillary Agreements and the consummation of the transactions contemplated hereby and thereby do not and will not (i) violate the certificate of incorporation, bylaws or other organization documents of Buyer, (ii) materially violate any Applicable Law, (iii) require any consent or other action by any Person under, constitute a default under or give rise to any right of termination, cancellation or acceleration of any material right or obligation or to a loss of any material benefit to which Buyer is entitled under any provision of any agreement or other instrument binding upon Buyer or (iv) result in the creation or imposition of any material Lien on any asset of Buyer.

Section 4.05. Purchase Price. Buyer has, and will have, funds on hand sufficient to pay the Purchase Price.

Section 4.06. Finders’ Fees. There is no investment banker, broker, finder or other intermediary which has been retained by or is authorized to act on behalf of Buyer who might be entitled to any fee or commission in connection with the transactions contemplated by this Agreement.

Section 4.07. Investment Representations.

(a) Buyer is an “accredited investor” as that term is defined in Rule 501(a) of Regulation D promulgated under the Securities Act.

(b) Buyer has been advised by Seller that the Singapore Subsidiary Shares have not been registered under the Securities Act, that the Singapore Subsidiary Shares will be issued on the basis of a statutory exemption thereunder relating to transactions by an issuer not involving any public offering and under similar exemptions under certain state securities laws, that this transaction has not been reviewed by, passed on or submitted to any federal or state agency or self-regulatory organization where an exemption is being relied upon, and that Seller’s reliance thereon is based in part upon the representations made by Buyer in this Agreement. Buyer acknowledges that it is familiar with the nature of the limitations imposed by the Securities Act and the rules and regulations thereunder on the transfer of securities.

(c) Buyer is purchasing the Singapore Subsidiary Shares for its own account and not with a view to, or for sale in connection with, any distribution thereof in violation of federal or state securities laws.

(d) By reason of its business or financial experience, Buyer has the capacity to protect its own interest in connection with the transactions contemplated hereunder.

(e) Seller has provided to Buyer all documents and information that Buyer has requested relating to an investment in the Singapore Subsidiary Shares.

ARTICLE 5

COVENANTS

Section 5.01. Pre-Close Conduct.

(a) From the date hereof until the Closing Date, Seller shall not:

(i) allow Singapore Subsidiary or Suzhou Subsidiary to acquire any asset or assets from any other Person except in the ordinary course of business;

(ii) allow Singapore Subsidiary or Suzhou Subsidiary to (A) amend its charter documents, (B) issue, split, combine or reclassify any equity securities, (C) adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization or (D) create, incur, assume or otherwise be liable with respect to any Indebtedness;

(iii) sell, lease, license, transfer or otherwise dispose of any Purchased Assets or allow Singapore Subsidiary or Suzhou Subsidiary to do the same except (A) pursuant to existing contracts or commitments, (B) otherwise in the ordinary course or (C) as set forth on Schedule 5.01(a)(iii);

(iv) commence any lawsuit exclusively related to the Purchased Assets or the Assumed Liabilities or allow Singapore Subsidiary or Suzhou Subsidiary to do the same other than for (A) the routine collection of bills or (B) in such cases where Seller in good faith determines that failure to commence suit would result in the material impairment of a valuable aspect of its business (provided that Seller shall consult with Buyer prior to the filing of such a suit);

(v) change Seller’s methods of accounting relating to any of the Purchased Assets or Assumed Liabilities or allow Singapore Subsidiary or Suzhou Subsidiary to do the same, except as required by concurrent changes in local accounting regulations or GAAP;

(vi) other than in the ordinary course of business, enter into any material contract, commitment, lease or sublease relating to the businesses of Singapore Subsidiary, Suzhou Subsidiary or the Purchased Assets;

(vii) merge into or consolidate with any other Person or change the character of the businesses of Singapore Subsidiary or Suzhou Subsidiary; or

(viii) agree or commit to do any of the foregoing.

(b) Nothing contained in this Agreement shall give Buyer, directly or indirectly, the right to control or direct the operations of any of the Purchased Assets or Assumed Liabilities prior to the Closing. Prior to the Closing, Seller shall exercise, consistent with the terms and conditions of this Agreement, complete and independent control and supervision over the Purchased Assets and Assumed Liabilities.

(c) Promptly upon becoming aware of any Material Adverse Change in any respect of the Purchased Assets or the operation or condition of the businesses of Singapore Subsidiary or Suzhou Subsidiary, Seller will promptly advise Buyer in writing of such change.

(d) Seller will promptly notify Buyer of the institution of any action, suit, arbitration, litigation, or investigation which may affect the Purchased Assets or the operation or condition of the businesses of Singapore Subsidiary or Suzhou Subsidiary.

(e) Seller shall use its commercially reasonable efforts to cause all utility billings of Suzhou Subsidiary to be closed and billed by the respective utility companies as of the Closing Date and pay all utility charges related thereto that are consumed prior to the Closing Date. In the event any such utility charges are not separately billed, they shall be prorated, presuming that such charges were uniformly incurred during the billing period in which the Closing occurs.

(f) Seller shall effect the transfer of or terminate the employment of all of the employees of the Branches prior to the Closing Date. Seller shall start the process of deregistration of the Branches prior to the Closing Date.

Section 5.02. Commercially Reasonable Efforts; Further Action and Assurances.

(a) Subject to the terms and conditions of this Agreement and the Ancillary Agreements, each Party shall use its commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other Party in doing, all things necessary, proper or advisable under Applicable Law to consummate and make effective the transactions contemplated hereby and thereby.

(b) Seller and Buyer shall cooperate with one another in (i) determining whether any actions, consents, approvals or waivers are required to be obtained from third parties to any material contracts in connection with the consummation of the transactions contemplated by this Agreement and (ii) taking such actions or furnishing information required in connection therewith and seeking timely to obtain any such actions, consents, approvals or waivers.

(c) After the Closing, Seller shall, upon Buyer’s reasonable request and at Buyer’s expense, use its commercially reasonable efforts to assist Buyer in effecting the assignment, transfer or registration of necessary operation permits or licenses pertaining to the Purchased Assets under the name of Buyer or a designated Subsidiary of Buyer, including the registration of factory and facility ownership deeds and the land use right certificate (as granted by the Suzhou City People’s Government entitled “Land Use Right Certificate Su-Gong-Yuan-Guo-Yong 2008 Di No. 01013” for land parcel No. 69013). If, in order to properly prepare the documents required to be filed with a Governmental Authority or other entities in furtherance of effecting such assignments and transfers, it is necessary that Buyer obtain additional information relating to the Purchased Assets or the business of Suzhou Subsidiary, and such information is in Seller’s possession, Seller shall use its commercially reasonable efforts to furnish such information to Buyer, at Buyer’s cost and expense, provided, however, that nothing in this Section 5.02(d) shall require Seller to disclose any attorney-client privileged or competitively sensitive information, technical documentation, bills of material or other tangible or intangible representation of the intellectual property or technology of Seller.

(d) Until the sixtieth (60th) day following the Closing Date, Seller shall, upon Buyer’s reasonable request and at Buyer’s cost and expense, use its commercially reasonable efforts to assist Buyer to maintain and/or continue, extend or renew any contracts with any vendors of Suzhou Subsidiary.

(e) Seller shall use its commercially reasonable efforts to effect the deregistration of the Branches. In connection with this deregistration process, on or after the Closing Date, Buyer shall agree to use its commercially reasonable efforts to assist Seller in effecting the deregistration of the Branches. If, in order to effect the deregistration of the Branches, it is necessary that Seller obtain (i) additional information relating to the Purchased Assets or the Suzhou Subsidiary and such information is in Buyer’s possession, or (ii) signature of additional documents for the deregistration process, then Buyer shall use its commercially reasonable efforts to furnish such information or signatures to Seller, at Seller’s cost and expense.

Section 5.03. Access to Information.

(a) From the date hereof until the Closing Date, to the extent permitted by Applicable Law, Seller will give Buyer, its counsel, financial advisors, auditors and other authorized representatives reasonable access to the offices, properties, books and records of Seller relating to the Purchased Assets and the Assumed Liabilities. Any investigation pursuant to this Section shall be conducted only on reasonable advance notice during regular business hours and in such manner as not to interfere unreasonably with the conduct of the businesses of Seller. Notwithstanding the foregoing, Buyer shall not have access to (i) personnel records of Seller relating to individual performance or evaluation records, medical histories or other information which in Seller’s good faith opinion is sensitive or the disclosure of which could subject Seller to risk of liability pursuant to Applicable Law or otherwise or (ii) materials subject to confidentiality agreements or designated by Seller as competitively sensitive or attorney-client privileged.

(b) On and after the Closing Date and in accordance with Applicable Law, Buyer and Seller will each afford promptly to the other Party and its agents reasonable access to its books of account, financial and other records (including accountant’s work papers), information, employees and auditors to the extent necessary or useful for Buyer or Seller in connection with any audit, investigation, indemnification matter, dispute, litigation or any other reasonable business purpose relating to this Agreement or the transactions contemplated hereby. Any such access by Buyer or Seller shall be permitted only on reasonable advance notice during regular business hours and shall not unreasonably interfere with the conduct of the business of the other Party. Notwithstanding the foregoing, neither Party shall have access to (i) personnel records relating to individual performance or evaluation records, medical histories or other information which in the other Party’s good faith opinion is sensitive or the disclosure of which could subject such Party to risk of liability pursuant to Applicable Law or otherwise, (ii) materials subject to confidentiality agreements and (iii) materials designated as attorney-client privileged. The Party conducting such information request shall bear all of the out-of-pocket costs and expenses (including attorneys’ fees, but excluding reimbursement for general overhead, salaries and employee benefits) reasonably incurred in connection with the foregoing.

Section 5.04. Notices of Certain Events. Prior to Closing, Buyer and Seller shall each promptly notify the other Party of:

(a) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement or any Ancillary Agreement; and

(b) any notice or other communication from any Governmental Authority in connection with the transactions contemplated by this Agreement or any Ancillary Agreement.

Section 5.05. Confidentiality. The Parties acknowledge that Buyer and Seller have previously executed a Mutual Nondisclosure Agreement dated August 25, 2005 (the “Confidentiality Agreement”), the confidentiality provisions of which shall continue in full force and effect in accordance with applicable terms for the following periods: all information furnished to Buyer and its officers, employees, accountants, counsel and other representatives by or on behalf of Seller and all information furnished to Seller and its officers, employees, accountants, counsel and other representatives by or on behalf of Buyer shall each be governed by the confidentiality provisions of the Confidentiality Agreement for the time periods set forth therein, and Buyer and Seller shall be fully liable and responsible under the Confidentiality Agreement for any breach of the terms and conditions thereof by their respective subsidiaries, officers, employees, accountants, counsel and other representatives.

Section 5.06. Public Announcements. The initial press release with respect to this Agreement and the transactions contemplated hereby and thereby shall be a joint release mutually agreed upon by Buyer and Seller. Thereafter, none of the Parties shall (and each of the Parties shall cause its Affiliates and representatives not to) issue any press release or make any public announcement concerning this Agreement or the other transactions contemplated hereby and thereby without obtaining the prior written consent of (a) Seller, in the event the disclosing party is Buyer or any of its Affiliates or representatives or (b) Buyer, in the event the disclosing party is Seller or any of its Affiliates or representatives, in each case, with such consent not to be unreasonably conditioned, delayed or withheld; provided, however, that if a Party determines, based upon advice of counsel, that a press release or public announcement is required by, or reasonably necessary in order to comply with, Applicable Law or the rules or regulations of a national securities exchange, such Party may make such press release or public announcement.

Section 5.07. Employee Matters.

(a) All Suzhou Employees employed by the Suzhou Subsidiary immediately prior to the Closing shall continue to be the employees of Suzhou Subsidiary immediately after the Closing, as a matter of law.

(b) All Suzhou Employees shall, to the extent permitted under Applicable Law, be given credit by Buyer and/or its Affiliates for all service with Suzhou Subsidiary, the Seller or any of its Subsidiaries. Notwithstanding the foregoing, Seller shall not credit service to the extent such crediting would result in the duplication of benefits.

(c) Buyer shall take all steps necessary to permit each Suzhou Employee to continue to participate in all social insurance, housing fund and other Benefit Plans held or maintained by Suzhou Subsidiary or its Affiliates as of the Closing Date.

(d) With respect to any accrued but unused annual leave as of the Closing Date to which any Suzhou Employee is entitled pursuant to the annual leave policy of Suzhou Subsidiary or its Affiliates (to the extent permitted by Applicable Law), Buyer shall assume the Liability for such accrued but unused annual leave and such annual leave shall become subject to the annual leave policy of Buyer and Applicable Law.

Section 5.08. Tax Matters.

(a) Buyer shall prepare or cause to be prepared and file and pay or cause to be filed and paid all Tax Returns of Singapore Subsidiary and Suzhou Subsidiary for all Pre-Closing Tax Periods that are filed after the Closing Date. All such Tax Returns shall be prepared in a manner consistent with past practice. No later than thirty (30) days prior to the due date for filing such Tax Returns, Buyer shall deliver the Tax Returns to Seller for its review, comment, and approval. Buyer shall make all such changes as are reasonably requested by Seller, and Buyer shall not file such Tax Returns without Seller’s approval, which shall not be unreasonably withheld.

(b) Buyer shall prepare or cause to be prepared and file or cause to be filed any Tax Returns of Singapore Subsidiary and Suzhou Subsidiary for Tax periods which includes (but does not end on) the Closing Date. All such Tax Returns shall be prepared in a manner consistent with past practice. No later than thirty (30) days prior to the due date for filing such Tax Returns, Buyer shall deliver the Tax Returns to Seller for its review, comment, and approval. Buyer shall make all such changes as are reasonably requested by Seller, and Buyer shall not file such Tax Returns without Seller’s approval, which shall not be unreasonably withheld.

(c) Buyer and Seller agree to furnish or cause to be furnished to each other, upon request, as promptly as practicable, such information and assistance relating to the Purchased Assets and Assumed Liabilities (including access to books and records) as is reasonably necessary for the filing of all Tax returns, the making of any election relating to Taxes, the preparation for any audit by any Taxing Authority, and the prosecution or defense of any Proceeding relating to any Tax. Buyer and Seller shall retain all books and records with respect to Taxes pertaining to the Purchased Assets and Assumed Liabilities for a period of at least six years following the Closing Date. On or after the end of such period, each Party shall provide the other with at least ten calendar days prior written notice before destroying any such books and records, during which period the Party receiving such notice can elect to take possession, at its own expense, of such books and records. Seller and Buyer shall cooperate with each other in the conduct of any audit or other Proceeding relating to Taxes involving the Purchased Assets or the Assumed Liabilities.

(d) All real property Taxes, personal property Taxes and similar ad valorem obligations levied with respect to the Purchased Assets for a taxable period which includes (but does not end on) the Closing Date (collectively, the “Apportioned Obligations”) shall be apportioned between Seller and Buyer based on the number of days of such taxable period included in the Pre-Closing Tax Period and the number of days of such taxable period after the Closing Date (any such portion of such taxable period, the “Post-Closing Tax Period”). Seller shall be liable for the proportionate amount of such Taxes that is attributable to the Pre-Closing Tax Period, and Buyer shall be liable for the proportionate amount of such Taxes that is attributable to the Post-Closing Tax Period.

(e) All excise, sales, use, value added, registration stamp, recording, documentary, conveyancing, franchise, property, transfer, gains and similar Taxes, levies, charges and fees (collectively, “Transfer Taxes”) incurred in connection with the transactions contemplated by this Agreement shall be borne by Buyer. Buyer and Seller shall cooperate in providing each other with any appropriate resale exemption certifications and other similar documentation. Buyer shall provide Seller with evidence satisfactory to Seller that such Transfer Taxes have been timely paid.

(f) Apportioned Obligations and Transfer Taxes shall be timely paid, and all applicable filings, reports and returns shall be filed, as provided by Applicable Law. The paying

Party shall be entitled to reimbursement from the non-paying Party in accordance with Section 5.08(d). Upon payment of any such Apportioned Obligation, the paying Party shall present a statement to the non-paying Party setting forth the amount of reimbursement to which the paying Party is entitled under Section 5.08(d) together with such supporting evidence as is reasonably necessary to calculate the amount to be reimbursed. The non-paying Party shall make such reimbursement promptly but in no event later than ten calendar days after the presentation of such statement.

(g) Buyer shall not, and shall not permit any of its Affiliates to, make any election under Section 338(g) of the Code with respect to the acquisition of Singapore Subsidiary or Suzhou Subsidiary.

Section 5.09. Intercompany Accounts. Prior to the Closing Date, Seller shall use its commercially reasonable efforts to have caused any and all Indebtedness or other amounts (i) owed by Singapore Subsidiary or Suzhou Subsidiary to Seller or any of its Subsidiaries (excluding Singapore Subsidiary and Suzhou Subsidiary) or (ii) owed by Seller or any of its Subsidiaries (excluding Singapore Subsidiary and Suzhou Subsidiary) to Singapore Subsidiary or Suzhou Subsidiary, to be cancelled, forgiven, repaid, capitalized, such that all intercompany balances between Singapore Subsidiary or Suzhou Subsidiary, on the one hand, and Seller or any of its Subsidiaries (excluding Singapore Subsidiary and Suzhou Subsidiary), on the other hand, are eliminated. If, by the end of sixty (60) days after the Closing Date, Buyer shall have not received payment in full on the outstanding accounts receivable existing on Suzhou Subsidiary’s books as of the Closing Date, Buyer shall be entitled to assign and transfer, without any representations and/or warranties (whether expressed or implied), the then outstanding amount of the accounts receivable to Seller by written notice with immediate effect, whereupon Seller shall be obligated to immediately pay the then outstanding amount of the accounts receivable to Buyer of the designated Subsidiary of Buyer in full; provided, however, that in lieu thereof Buyer shall be entitled to offset the then outstanding amount of the accounts receivable against the Purchase Price by deducting such amount from the unpaid principal of the Promissory Note (pro rata across any then yet unpaid Installment Payments), and settle such outstanding accounts receivable on behalf of Seller. For avoidance of doubt, Buyer shall not have any obligations to take any steps to collect any accounts receivable from any Persons.

Section 5.10. Legends. Buyer and Seller each acknowledge and agree that the Singapore Subsidiary Shares will bear a legend in substantially the following form: “The shares represented by this certificate have not been registered under the Securities Act of 1933, as amended, and have been acquired for investment and not with a view to, or in connection with, the sale or distribution thereof. Such shares may not be sold, offered for sale, pledged or hypothecated in the absence of an effective registration statement thereunder or an exemption from such registration.”

Section 5.11. Post-Close Conduct of Buyer. From the Closing Date until the Share Escrow Fund Distribution Date, Buyer will not:

(a) allow Singapore Subsidiary or Suzhou Subsidiary to sell, lease, license, transfer or otherwise dispose of any of its assets except (A) pursuant to the Subsidiary Contracts or (B) otherwise in the ordinary course consistent with past practice of such Subsidiary prior to the Closing Date;

(b) sell, transfer, assign, convey or pledge the Singapore Subsidiary Shares or the Suzhou Subsidiary Shares;

(c) allow the Singapore Subsidiary Shares or the Suzhou Subsidiary Shares to become subject to any Lien;

(d) allow Singapore Subsidiary or Suzhou Subsidiary to (i) amend its charter documents, (ii) issue, split, combine or reclassify any equity securities, (iii) adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization or (iv) create, incur, assume or otherwise be liable with respect to any Indebtedness other than in the ordinary course consistent with past practice of such subsidiary prior to the Closing Date;

(e) allow Singapore Subsidiary or Suzhou Subsidiary to commence any lawsuit other than for (i) the routine collection of bills or (ii) in such cases where Buyer in good faith determines that failure to commence suit would result in the material impairment of a valuable aspect of the business of Singapore Subsidiary or Suzhou Subsidiary (provided that Buyer shall consult with Seller prior to the filing of such a suit); or

(f) agree or commit to do any of the foregoing.

Section 5.12. Supplement to Seller Disclosure Schedules. After the date of this Agreement, Seller shall, from time to time prior to the Closing, by written notice to Buyer, supplement or amend any section of the Seller Disclosure Schedule, including one or more supplements or amendments thereto, to correct any matter which would constitute a breach of any representation or warranty set forth herein. Such supplemental or amended Seller Disclosure Schedule shall not be deemed to cure any breach of such representation or warranty for the purposes of Article VII hereof. If, however, the Closing occurs, such supplemental or amended Seller Disclosure Schedule shall be effective to cure and correct for all purposes any breach of any representation or warranty that would have existed by reason of Seller not having made such supplement or amendment.

Section 5.13. Suzhou Cash Balance at Closing. Seller shall cause Suzhou Subsidiary to have cash, cash equivalents or short-term investments of not less than $4,240,000 as of the Closing.

ARTICLE 6

CONDITIONS TO CLOSING

Section 6.01. Conditions to Obligations of Buyer and Seller. The obligations of Buyer and Seller to consummate the Closing are each subject to the satisfaction of the following conditions:

(a) There shall be no injunction (final or preliminary), restraining order or decree of any nature of any Governmental Authority of competent jurisdiction that is in effect that restrains or prohibits the consummation of the transactions contemplated by this Agreement or the Ancillary Agreements or imposes conditions on such consummation not otherwise provided for herein.

(b) The Bankruptcy Court shall have entered the Sale Order approving the consummation of the transactions contemplated by this Agreement and the Ancillary Agreements.

Section 6.02. Conditions to Obligation of Buyer. The obligation of Buyer to consummate the Closing is subject to the satisfaction of the following further conditions, any of which may be waived, in writing, exclusively by Buyer:

(a) Seller shall have performed in all material respects all of its obligations hereunder required to be performed by it on or prior to the Closing Date.

(b) The representations and warranties of Seller set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Closing as if made at and as of the Closing (except for those representations and warranties which address matters only as of an earlier date which shall have been true and correct as of such earlier date) in all material respects.

(c) Buyer shall have received a certificate signed by an officer of Seller to the effect of the matters set forth in Sections 6.02(a) and 6.02(b).

(d) Each Ancillary Agreement to which Seller is a party shall have been executed and delivered to Buyer, and (assuming the execution and delivery thereof by Buyer) each such agreement shall be in full force and effect.

Section 6.03. Conditions to Obligation of Seller. The obligation of Seller to consummate the Closing is subject to the satisfaction of the following further conditions, any of which may be waived, in writing, exclusively by Seller:

(a) Buyer shall have performed in all material respects all of its obligations hereunder required to be performed by it at or prior to the Closing Date.

(b) The representations and warranties of Buyer set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Closing as if made at and as of the Closing (except for those representations and warranties which address matters only as of an earlier date which shall have been true and correct as of such earlier date) in all material respects.

(c) Seller shall have received a certificate signed by an officer of Buyer (A) to the effect of the matters set forth in Sections 6.03(a) and 6.03(b).

(d) Each Ancillary Agreement to which Buyer is a party shall have been executed and delivered to Seller, and (assuming the execution and delivery thereof by Seller) each such agreement shall be in full force and effect.

ARTICLE 7

SURVIVAL; INDEMNIFICATION; ESCROW PROVISIONS

Section 7.01. Survival. The representations and warranties of the Parties contained in this Agreement shall survive the Closing until the one (1) year anniversary of the Closing Date (the “Escrow Expiration Date”). The covenants and agreements of the Parties contained in this Agreement or in any certificate delivered pursuant hereto or in connection herewith shall survive the Closing indefinitely or for the shorter period explicitly specified therein, except that for such covenants and agreements that survive for such shorter period, breaches thereof shall survive indefinitely or until the latest date permitted by Applicable Law. Notwithstanding the preceding sentence, any breach of a covenant, agreement, representation or warranty in respect of which indemnity may be sought under this Agreement shall survive the time at which it would otherwise terminate pursuant to the preceding sentence, if notice of the inaccuracy thereof giving rise to such right of indemnity shall have been given to the party against whom such indemnity may be sought prior to such time.

Section 7.02. Indemnification; Escrow Provisions.

(a) Establishment of the Escrow Funds. At the Closing, Seller shall deposit the Singapore Subsidiary Shares with the Escrow Agent, such deposit to constitute the Share Escrow Fund which shall be governed by the terms set forth herein and the Escrow Agreement, and Buyer shall deliver endorsed stock powers to the Escrow Agent in accordance with the Escrow Agreement. In accordance with Section 2.07(c) hereof, within two (2) Business Days of Buyer’s obtaining the requisite investment approval from the Investment Commission of the Ministry of Economic Affairs of the Republic of China (Taiwan), Buyer shall deliver to the Escrow Agent the Cash Escrow Amount for deposit with the Escrow Agent, such deposit to constitute the Cash Escrow Fund, which shall be governed by the terms set forth herein and the Escrow Agreement.

(b) Indemnification by Seller. Effective at and after the Closing, Seller hereby indemnifies and agrees to hold harmless Buyer and each of its officers, directors, employees, agents and Affiliates (each, a “Buyer Indemnitee”), and the Cash Escrow Fund shall be available to compensate any Buyer Indemnitee, for any Damages actually suffered by such Buyer Indemnitee arising out of (i) any misrepresentation or breach of warranty (each such misrepresentation and breach of warranty a “Warranty Breach”) made by Seller pursuant to this Agreement, (ii) any breach of covenant or agreement made or to be performed by Seller pursuant to this Agreement or (iii) any Excluded Liability; provided that with respect to indemnification by Seller for:

(X) Warranty Breaches, (1) Seller shall not be liable unless the aggregate amount of Damages with respect to such Warranty Breaches exceeds $250,000 and then only to the extent of such excess and (2) Seller’s maximum liability for all such Warranty Breaches shall not exceed the amount of $5,400,000 (the “Warranty Breach Cap”); and

(Y) any breach of covenant or agreement made or to be performed by Seller pursuant to this Agreement and any Excluded Liability, (1) Seller shall not be liable unless the aggregate amount of Damages with respect thereto exceeds $250,000 and then only to the extent of such excess and (2) Seller’s maximum liability for all such breaches shall not exceed the amount of the Purchase Price (the “Purchase Price Cap”).

(c) Indemnification by Buyer. Effective at and after the Closing, Buyer hereby indemnifies and agrees to hold harmless Seller and each of its officers, directors, employees, agents and Affiliates (each, a “Seller Indemnitee”) from any and all Damages actually suffered by such Seller Indemnitees arising out of (i) any Warranty Breach made by Buyer pursuant to this Agreement, (ii) breach of covenant or agreement made or to be performed by Buyer pursuant to this Agreement or (iii) any Assumed Liability; provided that with respect to indemnification by Buyer for:

(X) Warranty Breaches (1) Buyer shall not be liable unless the aggregate amount of Damages with respect to such Warranty Breaches exceeds $250,000 and then only to the extent of such excess and (2) Buyer’s maximum liability for all such Warranty Breaches shall not exceed the Warranty Breach Cap; and

(Y) any breach of covenant or agreement made or to be performed by Buyer pursuant to this Agreement and any Assumed Liability, Buyer’s maximum liability for all such breaches shall not exceed the Purchase Price Cap.

(d) Exception to Limitations on Recovery. Notwithstanding the foregoing, the limitations in Sections 7.02(b)(X) and 7.02(c)(X) with respect to the amount of recovery for Damages, as well as the time limitations for survival of indemnification matters set forth in Section 7.01, shall not apply to any claims with respect to actual fraud involving a knowing and intentional misrepresentation of a fact material to the transactions contemplated by this Agreement made with the intent of inducing any other Party hereto to enter into this Agreement and upon which such other Party has relied (as opposed to any fraud claim based on constructive knowledge, negligent misrepresentation or a similar theory) under applicable tort laws.

(e) Buyer Recourse to the Cash Escrow Fund. Subject to the following requirements and Section 8.03(a) hereof, the Cash Escrow Fund shall be in existence during the period immediately following the Closing and shall terminate at 11:59 p.m. Pacific Time on the Escrow Expiration Date (such period, the “Escrow Period”), and all property thereafter remaining in the Cash Escrow Fund shall be distributed as set forth in the last sentence of this Section 7.02(e); provided, however, that (x) the Escrow Period for the Cash Escrow Fund shall not terminate with respect to such amount as may be necessary in the good faith judgment of Buyer, subject to the objection of Seller and the subsequent determination of the matter in the manner as provided in Section 7.03 hereof, to satisfy any unsatisfied Claims made pursuant to Section 7.02(b) concerning facts and circumstances existing prior to the Escrow Expiration Date which claims are specified in any Officer’s Certificate delivered to the Escrow Agent prior to the Escrow Expiration Date. Promptly after all such Claims made pursuant to Section 7.02(b), if any, have been resolved, Buyer and Seller shall cause the Escrow Agent to deliver to Seller the remaining portion of the Cash Escrow Fund not required to satisfy such Claims.

(f) Seller Recourse to the Share Escrow Fund. Subject to the following requirements and Section 8.03(a) hereof, the Share Escrow Fund shall be in existence during the period immediately following the Closing and shall terminate at 11:59 p.m. Pacific Time on the date upon which the Promissory Note has been paid in full (such date, the “Share Escrow Fund Distribution Date”). Upon receipt by Seller of each Installment Payment, Buyer and Seller shall cause the Escrow Agent to deliver following portion of the Singapore Subsidiary Shares in the Share Escrow Fund to Buyer in accordance with the following schedule:

Upon Receipt by Seller of Installment Payment	Singapore Subsidiary Shares Released
First Installment Payment (60th day following Closing Date)	34,331
Second Installment Payment (120th day following Closing Date)	34,332
Third Installment Payment (180th day following Closing Date)	34,332

Section 7.03. Procedures; Disputes.

(a) The party seeking indemnification pursuant to Section 7.02 (the “Indemnified Party”) agrees to give prompt notice to the party against whom indemnity is sought (the “Indemnifying Party”) of the assertion of any claim (a “Claim”), or the commencement of Proceeding in respect of which indemnity may be sought under such Section and will provide the Indemnifying Party such information with respect thereto that the Indemnifying Party may reasonably request. The failure to so notify the Indemnifying Party shall not relieve the Indemnifying Party of its obligations hereunder, except to the extent such failure shall have adversely prejudiced the Indemnifying Party. In connection with any Claim, the Indemnified Party shall deliver to the Indemnifying Party and the Escrow Agent a certificate signed by any officer of the Indemnified Party (any certificate delivered in accordance with the provisions of this Section 7.03(a) an “Officer’s Claim Certificate”):

(i) stating that an Indemnified Party has a claim for indemnification pursuant a specifically identified provision of Section 7.02 hereof;

(ii) to the extent possible, contain a good faith non-binding, preliminary estimate of the amount to which such Indemnified Party claims to be entitled to receive, which shall be the amount of Damages such Indemnified Party claims to have so incurred; and

(iii) specifying in reasonable detail (based upon the information then possessed by such Person) the material facts known to the Indemnified Party giving rise to such Claim.

(b) If the Indemnifying Party in good faith objects to any claim made by the Indemnified Party in any Officer’s Claim Certificate, then the Indemnifying Party shall deliver a written notice (a “Claim Dispute Notice”) to the Indemnified Party and the Escrow Agent, during the 30 calendar day period commencing upon receipt by the Indemnifying Party of the Officer’s Claim Certificate. The Claim Dispute Notice shall set forth in reasonable detail the principal basis for the dispute of any Claim made by the Indemnified Party in the Officer’s Claim Certificate. If the Indemnifying Party does not deliver a Claim Dispute Notice to the Indemnified Party and the Escrow Agent prior to the expiration of such 30 calendar day period, then the Indemnifying Party shall promptly cause the Escrow Agent to wire cash in immediately available funds to the Indemnified Party in the amount of the Damages set forth in the Officer’s Claim Certificate.

(c) If the Indemnifying Party delivers a Claim Dispute Notice, then the Indemnified Party and the Indemnifying Party shall attempt in good faith to resolve any objections raised by the Indemnifying Party in such Claim Dispute Notice. If the Indemnified Party and the Indemnifying Party agree to a resolution of such objection, a memorandum setting forth such agreement shall be prepared and signed by both parties and the Indemnifying Party shall promptly cause the Escrow Agent to wire cash in immediately available funds to the Indemnified Party in the amount of the Damages set forth in accordance with the terms of such memorandum.

(d) If no such resolution can be reached during the 45 calendar day period following the Indemnified Party’s receipt of a given Claim Dispute Notice, then upon the expiration of such 45 calendar day period, either the Indemnified Party or the Indemnifying Party may bring suit to resolve the objection in accordance with Sections 9.05, 9.06 and 9.07. The decision of the trial court as to the validity and amount of any claim in such Officer’s Claim Certificate shall be nonappealable, binding and conclusive upon the Indemnified Party and the Indemnifying Party, and, as applicable, the Indemnifying Party shall promptly cause the Escrow Agent to wire cash in immediately available funds to the Indemnified Party in the amount of the Damages set forth in accordance therewith. Judgment upon any award rendered by the trial court may be entered in any court having jurisdiction.

Section 7.04. Defense of Third Party Claims.

(a) The Indemnifying Party shall be entitled to participate in the defense of any Claim asserted by any third party (“Third Party Claim”) and, subject to the limitations set forth in this Section, shall be entitled to control and appoint lead counsel for such defense, in each case at its expense.

(b) If the Indemnifying Party shall assume the control of the defense of any Third Party Claim in accordance with the provisions of this Section 7.04, (i) the Indemnifying Party shall obtain the prior written consent of the Indemnified Party (which shall not be unreasonably withheld) before entering into any settlement of such Third Party Claim, if the settlement does not release the Indemnified Party from all liabilities and obligations with respect to such Third Party Claim or the settlement imposes injunctive or other equitable relief against the Indemnified Party and (ii) the Indemnified Party shall be entitled to participate in the defense of such Third Party Claim and to employ separate counsel of its choice for such purpose. The fees and expenses of such separate counsel shall be paid by the Indemnified Party.

(c) Each Party shall cooperate, and cause their respective Affiliates to cooperate, in the defense or prosecution of any Third Party Claim and shall furnish or cause to be furnished such records, information and testimony, and attend such conferences, discovery proceedings, hearings, trials or appeals, as may be reasonably requested in connection therewith in accordance with Applicable Law.

Section 7.05. Calculation of Damages.

(a) The amount of any Damages payable under Section 7.02 by the Indemnifying Party shall be net of (i) any Tax benefit actually realized by such Indemnified Party or its

Affiliates as a result of such Damages in the taxable year in which such Damages are incurred and (ii) any amounts recovered or recoverable by the Indemnified Party under applicable insurance policies, or from any other Person alleged to be responsible therefor. If the Indemnified Party realizes any such Tax benefit or receives any amounts under applicable insurance policies, or from any other Person alleged to be responsible for any Damages subsequent to an indemnification payment by the Indemnifying Party, then such Indemnified Party shall promptly reimburse the Indemnifying Party for any payment made or expense incurred by such Indemnifying Party in connection with providing such indemnification payment up to the amount so realized or received by the Indemnified Party, net of any expenses incurred by such Indemnified Party in realizing or receiving such amount.

(b) The Indemnifying Party shall not be liable for consequential, special, indirect, exemplary or punitive Damages or Damages for lost profits or diminution in value (other than any payable to a third party pursuant to a Third Party Claim).

Section 7.06. Exclusive Remedy. Except as set forth in Sections 7.02(b)(Y) and 7.02(d), the recourse to the Cash Escrow Fund in accordance with Section 7.02(e) shall be the sole and exclusive remedy following the Closing as to all Damages any Buyer Indemnitee may incur arising from or relating to this Agreement (it being understood that nothing in this Section 7.06 or elsewhere in this Agreement shall affect the Parties’ rights to specific performance or other equitable remedies with respect to the covenants referred to in this Agreement).

Section 7.07. Adjustment to Purchase Price. The Parties agree to treat any indemnification payment received pursuant to this Agreement for all Tax purposes as an adjustment to the Purchase Price.

ARTICLE 8

TERMINATION

Section 8.01. Termination. This Agreement may be terminated and the transactions contemplated hereby abandoned at any time prior to the Closing:

(a) by mutual written agreement of Seller and Buyer;

(b) by either Seller or Buyer if the Closing shall not have been consummated on or before the date that is six (6) months from the date of the Agreement (the “Termination Date”); provided, however, that the failure to consummate the Closing on or before the Termination Date did not result solely from the failure of the Party seeking termination of this Agreement to fulfill any undertaking or commitment on its part provided for herein prior to Closing;

(c) by Seller, if (i) any representation or warranty of Buyer contained in this Agreement shall be materially inaccurate such that the condition set forth in Section 6.03(b) would not be satisfied or (ii) the covenants or obligations of Buyer contained in this Agreement shall have been breached such that the condition set forth in Section 6.03(a) would not be satisfied; provided, however, that if an inaccuracy or breach is curable by Buyer during the 30 calendar day period after Seller notifies Buyer in writing of the existence of such inaccuracy or breach, then Seller may not terminate this Agreement under this Section 8.01(c) as a result of such inaccuracy or breach prior to the expiration of such period unless Buyer is no longer continuing to exercise commercially reasonable efforts to cure such inaccuracy or breach (provided that no cure period shall be required for a breach which by its nature cannot be cured);

(d) by Buyer, if (i) any representation or warranty of Seller contained in this Agreement shall be materially inaccurate such that the condition set forth in Section 6.02(b) would not be satisfied or (ii) the covenants or obligations of Seller contained in this Agreement shall have been breached such that the condition set forth in Section 6.02(a) would not be satisfied; provided, however, that if an inaccuracy or breach is curable by Seller during the 30 calendar day period after Buyer notifies Seller in writing of the existence of such inaccuracy or breach, then Buyer may not terminate this Agreement under this Section 8.01(d) as a result of such inaccuracy or breach prior to the expiration of such period unless Seller is no longer continuing to exercise commercially reasonable efforts to cure such inaccuracy or breach (provided that no cure period shall be required for a breach which by its nature cannot be cured); or

(e) by either Seller or Buyer if consummation of the transactions contemplated hereby would violate any nonappealable final order, decree or judgment of any Governmental Authority having competent jurisdiction or if Seller’s motion to the Bankruptcy Court for approval of the Sale Order is denied by the Bankruptcy Court.

The Party desiring to terminate this Agreement pursuant to this Section 8.01 shall give written notice of such termination to the other Party.

Section 8.02. Termination Post-Close. If Buyer has not obtained the requisite investment approval from the Investment Commission of the Ministry of Economic Affairs of the Republic of China (Taiwan) within sixty (60) days of the Closing Date, then Seller shall have the right to terminate this Agreement by providing written notice to Buyer and to the Escrow Agent, and the transactions hereunder shall become null and void ab initio.

Section 8.03. Effect of Termination.

(a) If this Agreement is terminated by Seller pursuant to Section 8.02, the Escrow Agent shall deliver the Singapore Subsidiary Shares and the Purchased Assets to Seller, and any portion of the Purchase Price paid by Buyer shall be returned to Buyer.

(b) If this Agreement is terminated pursuant to Sections 8.01 or 8.02, such termination shall be without liability of either Party (or any stockholder, director, officer, employee, agent, consultant or representative of such Party) to the other Party to this Agreement; provided that if such termination shall result from the knowing, willful and intentional (i) failure of either Party to fulfill a condition to the performance of the obligations of the other Party, (ii) failure to perform a covenant of this Agreement or (iii) breach by either Party hereto of any representation or warranty or agreement contained herein, such Party shall be fully liable for any and all Damages incurred or suffered by the other Party as a result of such failure or breach. The provisions of Sections 5.05, 5.06 and Article 9 shall survive any termination hereof.

ARTICLE 9

MISCELLANEOUS

Section 9.01. Notices. Any notices or other communications required or permitted under, or otherwise made in connection with this Agreement or any Ancillary Agreement (unless otherwise specified therein), shall be in writing and shall be deemed to have been duly given (i) when delivered in person, (ii) upon confirmation of receipt when transmitted by facsimile transmission, (iii) upon receipt after dispatch by registered or certified mail, postage prepaid or (iv) on the next Business Day if transmitted by national overnight courier (with confirmation of delivery), in each case, addressed as follows:

If to Buyer, to:

Powertech Technology Inc.

No. 26, Datong Road, Hsinchu Industrial Park

Hukou, Hsinchu 30352

Taiwan

Attention: Mr. C.C. Liao, Vice President & Deputy Chief Executive Officer

Facsimile No.: +88.63.597.9900

If to Seller, to:

Spansion LLC

915 DeGuigne Drive

Sunnyvale, California 94088

USA

Attention: Nancy Richardson

Facsimile No.: +1.408.616.3762

with a copy to:

Latham & Watkins LLP

140 Scott Drive

Menlo Park, California 94025

Attention: Tad J. Freese

Facsimile No.: (650) 463-2600

or such other address or facsimile number as such party may hereafter specify for the purpose by notice to the other parties hereto. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. in the place of receipt and such day is a Business Day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed not to have been received until the next succeeding Business Day in the place of receipt.

Section 9.02. Amendments and Waivers.

(a) Any provision of this Agreement may be amended or waived if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each Party to this Agreement, or in the case of a waiver, by the Party against whom the waiver is to be effective.

(b) No failure or delay by any Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

Section 9.03. Expenses. Except as otherwise provided herein, all costs and expenses incurred in connection with this Agreement shall be paid by the Party incurring such cost or expense.

Section 9.04. Successors and Assigns.

(a) The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns; provided that no Party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of the other Party hereto.

(b) Nothing in this Agreement, express or implied, shall confer upon any Person other than the Parties hereto any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement; provided that the provisions of Article 7 shall inure to the benefit of the Indemnified Party benefiting therefrom.

Section 9.05. Governing Law. This Agreement, and all claims and causes of action arising out of, based upon, or related to this Agreement or the negotiation, execution or performance hereof, shall be governed by, and construed, interpreted and enforced in accordance with, the laws of Hong Kong, subject to the mandatory laws of the People’s Republic of China.

Section 9.06. Dispute Resolution Procedures. Except as otherwise provided in Sections 2.05(c), 2.06 and 7.03 hereof, the Parties hereby agree that claims, disputes or controversies of whatever nature, arising out of, in connection with or in relation to the interpretation, performance or breach of this Agreement (or any other agreement contemplated by or related to this Agreement), shall be resolved in accordance with the dispute resolution procedures set forth in Schedule 9.06 attached hereto.

Section 9.07. WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY AND ALL RIGHT SUCH PARTY MAY HAVE TO TRIAL BY JURY IN ANY LEGAL ACTION, SUIT OR PROCEEDING BETWEEN THE PARTIES HERETO ARISING OUT OF, BASED UPON OR RELATING TO THIS AGREEMENT, THE ANCILLARY AGREEMENTS OR THE NEGOTIATION, EXECUTION OR PERFORMANCE HEREOF OR THEREOF.

Section 9.08. Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each Party hereto shall have received a counterpart hereof signed by the other Party hereto. Until and unless each Party has received a counterpart hereof signed by the other Party hereto, this Agreement shall have no effect and no Party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication).

Section 9.09. Entire Agreement; Mutual Drafting; Headings. This Agreement, the Ancillary Agreements and the Confidentiality Agreement constitute the entire agreement between the parties with respect to the subject matter of this Agreement and supersedes all prior agreements and understandings, both oral and written, between the parties with respect to the subject matter of this Agreement. Each Party has participated in the drafting of this Agreement and the Ancillary Agreements, which each Party acknowledges is the result of extensive negotiations between the Parties. The captions, headings and table of contents contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement or the Ancillary Agreements.

Section 9.10. Bulk Sales Laws. Buyer and Seller each hereby waive compliance by Seller with the provisions of the “bulk sales,” “bulk transfer” or similar laws.

Section 9.11. Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

Section 9.12. Specific Performance. The Parties agree that irreparable damage would occur in the event that any provision of this Agreement were not performed in accordance with its specific terms or was otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and that the Parties may enforce specifically the terms and provisions of this Agreement, and any such injunction shall be in addition to any other remedy to which any Party is entitled, at law or in equity.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

POWERTECH TECHNOLOGY INC.

By:	/s/ D.K. Tsai
Name:	D.K. Tsai
Title:	Chairman

SELLER:

SPANSION LLC

By:	/s/ John Kispert
Name:	John Kispert
Title:	Chief Executive Officer